PureStream, LLC Form ATS-N
Material Amendment (April 2, 2026)
Exhibit 3

Part III: Manner of Operations
Item 8: Order Sizes

a. Does the NMS Stock ATS require minimum or maximum sizes for orders or trading interest?
Yes
If yes, specify any minimum or maximum order or trading interest size requirements and any related handling procedures.

Minimum order size requirements by Order Type are as follows (applies to both firm and conditional orders):

Streaming Block (200%, 30%, 15%, and Custom): 1,000 shares.
LS: 1,000 shares.
ROC: 1,000 shares.

The minimum share requirements are reviewed at least biannually. Any changes to the minimum order size requirements will be communicated to all Subscribers prior to the implementation of the change.

Pure ATS has not designated a maximum share size for any Order Type.

All orders are subject to PURE ATS's risk management controls, which include single order shares and notional value maximum thresholds. The thresholds are not publicly available, and are subject to change by PURE based on market conditions and Subscriber characteristics and trading history, among other factors.

b. If yes to Item 8(a), are the requirements and procedures required to be identified in Item 8(a) the same for all Subscribers and the Broker-Dealer Operator?
Yes
If no, identify and explain any differences.

c. Does the NMS Stock ATS accept or execute odd-lot orders?
No
If yes, specify any odd-lot order requirements and related handling procedures (e.g., odd lot treated the same as round lot).

d. If yes to Item 8(c), are the requirements and procedures required to be identified in Item 8(c) the same for all Subscribers and the Broker-Dealer Operator?
If no, identify and explain any differences.

e. Does the NMS Stock ATS accept or execute mixed-lot orders?
Yes
If yes, specify any mixed lot order requirements and related handling procedures (e.g., mixed lot treated the same as round lot).
Mixed lots are treated the same as round lots as long as they meet the minimum order size.

f. If yes, to Item 8(e), are the requirements and procedures required to be identified in 8(e) the same for all Subscribers and the Broker-Dealer Operator?
Yes
If no, identify and explain any differences.